Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES CLOSING OF SETTLEMENT AGREEMENT WITH BANK LEUMI

Tel Aviv, Israel, July 23, 2014, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, following its announcement dated July 1, 2014 (the “Previous Announcement”), that following the Court's approval the transactions contemplated by the settlement between Company and Bank Leumi Le Israel B.M. (“Bank Leumi”) have been consummated. Under the settlement, Bank Leumi received ownership of all marketable securities held in the Company’s accounts at Bank Leumi having a fair value of approximately NIS 8.7 million (based on their quoted market price). The Company's net debt (after offset of the aforementioned marketable securities) to Bank Leumi in the amount of approximately NIS 38 million was cancelled in exchange for 7,404,119 ordinary shares, NIS 6,507,666 aggregate principal amount of Series G notes and NIS 3,166,678 aggregate principal amount of Series H notes of the Company. The balance of 1,686,003 ordinary shares, NIS 1,481,870 aggregate principal amount of Series G notes and NIS 721,089 aggregate principal amount of Series H notes of the Company retained in trust will be cancelled. As described in the Previous Announcement, the Settlement also includes a mutual waiver of claims by the Company and Bank Leumi.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com